EXHIBIT 8.1



         The following is a list of all of Koor Industries Ltd.'s significant subsidiaries and affiliates as of December 31, 2004, including the name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.


                                            Country of      Percentage of     Percentage of voting
                                         Incorporation or      ownership     power (if different from
                                             residence         interest             ownership)

Name of Subsidiary
Koor Corporate Venture Capital               Israel             100.0%                   *
Elisra Electronic Systems Ltd.               Israel              70.0%                   *
Makhteshim-Agan Industries Ltd.              Israel             38.6%(1)                 *
Tadiran Communications Ltd.                  Israel             30.8%(2)                 *
ECI Telecom Ltd.                             Israel              30.2%                   *
Telrad Networks Ltd.                         Israel              80.5%                   *
ECtel Ltd.                                   Israel              12.9%                   *
Sheraton Moriah (Israel) Ltd.                Israel              55.0%                   *
Knafaim-Arkia Holdings Ltd.                  Israel               9.2%                   *
Koor Trade Ltd.                              Israel             100.0%                   *

______________________
*    Not applicable.
(1) As a result of the sale by Koor Industries Ltd. ("Koor") of 15.9 million shares of Makhteshim-Agan Industries Ltd. ("MA Industries") on February 3, 2005 and the issuance of additional shares by MA Industries in the second quarter of 2005 upon the conversion of convertible debentures and the exercise of stock options including employee stock options, Koor's interest in MA Industries decreased to approximately 32.0% as of June 30, 2005 (approximately 28.6% on a fully diluted basis taking into consideration the exercise of outstanding stock options and the conversion of outstanding convertible debentures).
(2) Fully diluted, taking into consideration the exercise of outstanding stock options. As a result of Koor's sale of shares in April 2005, Koor's interest in Tadiran Communications Ltd. decreased to 18.6%.